

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Barry F. Cohen
Chief Executive Officer and Acting Chief Financial Officer
AVRA Medical Robotics, Inc.
3259 Progress Drive, Suite 112A
Orlando, Florida 32826

      Re: AVRA Medical Robotics, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2018
          Filed April 16, 2019
          File No. 333-216054

Dear Mr. Cohen:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Electronics and Machinery